
July 10, 2025

Goh Kwang Yong
Chief Executive Officer
APEX Global Solutions Ltd
1 Tuas View Place, #03-14
Westlink One
Singapore 637433

>   **Re: APEX Global Solutions Ltd**
>   **Draft Registration Statement on Form F-1**
>   **Submitted June 16, 2025**
>   **CIK No. 0002069858**

Dear Goh Kwang Yong:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed on June 16, 2025

General

1.   We note your disclosure on page 11 stating that this prospectus "contains certain data and information, which [you] obtained from various government and private publications" and that you "have not independently verified the data." This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this statement to remove such implication or specifically state that you are liable for all information in the prospectus.

July 10, 2025
Page 2

Risk Factors

Our reliance on a limited number of key suppliers for materials and equipment..., page 14

2.   We note that you source a substantial portion of your essential materials and equipment from Jebs Enterprise Pte. Ltd., a related party. We note also that you will file the master equipment lease agreement as an exhibit to the registration statement. Please revise your disclosure to discuss the material terms of the lease agreement, as well as any other relevant agreements or arrangements with this entity.

Capitalization, page 34

3.   Please tell us your consideration of including debt in your calculation of total capitalization. Refer to Item 3.B of Form 20-F.

4.   Please provide a placeholder for the number of Class A ordinary shares that will be issued and outstanding on a pro forma as adjusted basis for both the full overallotment and without overallotment scenarios.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

5.   Please expand your disclosure here to identify the material recent trends in your business operations since the latest financial year. Discuss for at least the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of Form 20-F.

Related Party Transactions, page 82

6.   We note your disclosure on pages F-19 and F-28 showing amounts due from related parties. Please revise your registration statement to provide additional disclosure relating to these transactions, including background and dates. In addition, please revise your related party transactions section to include these transactions or tell us why you are not required to do so. As appropriate, revise your risk factor disclosure to address risks and conflicts posed by these transactions.

      Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing